U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer subject to
    Section 16.  Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Holdings Reported

1.   Name and Address of Reporting Person
     Thomason       Donald            W.
     (Last)         (First)        (Middle)

     1105 Capital Avenue, S.W.
                    (Street)

     Battle Creek        Michigan       49015
     (City)              (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     December 1997


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [ ] Officer (give title below)     [ ] Other (specify below)


                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at End        Direct            Bene-
                      (Month/         8)                      (A)                   of Issuer's         (D) or            ficial
                       Day/                                    or                   Fiscal Year         Indirect          Owner-
                       Year)                       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----------     --------    ---    -------     ------------------  ----------------  -------------
Common Stock                                                                     3,029.1077<F1><F2>       D

<F1>
Includes 5% stock dividend paid May 15, 1997 to holders of record on May 5, 1997.
<F2>
Includes shares acquired through reinvestment of dividends through the Company's DRIP.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     of        direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    Deriva-   Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     tive      ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security                       ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-   Expir-           Num-             Year      rect (I)
                                                             cis-    ation   Title    ber of           (Instr.   (Instr.
                                             (A)      (D)    able    Date             Shares           4)        4)
---------- --------- --------- ---------- --------  -------- ------- ------- -------- ------ --------- --------- --------- --------
Stock      $17.14    May 1,        A       1,050                     May 1,  Common   1,050
Option     <F1>      1997                  <F1>              <F2>    2007    Stock    <F1>    0        1,050     D


Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/97      A      83.33              <F3>    <F3>    Stock    83.33  $19.20    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   02/15/97      A      111.50             <F3>    <F3>    Stock    111.50 $19.73    Line      D

Phantom
 Stock                                    0.84                               Common   0.84   $19.73    Next
 Units     1-for-1   02/15/97      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   03/15/97      A      190.47             <F3>    <F3>    Stock    190.47 $21.00    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   04/01/97      A      86.11              <F3>    <F3>    Stock    86.11  $18.58    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   04/15/97      A      96.42              <F3>    <F3>    Stock    96.42  $18.67    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   05/01/97      A      245.18             <F3>    <F3>    Stock    245.18 $19.17    Line      D

Phantom
 Stock                                    8.46                               Common   8.46   $19.25    Next
 Units     1-for-1   05/15/97      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    40.69                              Common   40.69            Next
 Units     1-for-1   05/15/97      A      <F5>               <F3>    <F3>    Stock    <F5>   N/A <F5>  Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   06/01/97      A      66.96              <F3>    <F3>    Stock    66.96  $17.92    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   06/15/97      A      83.10              <F3>    <F3>    Stock    83.10  $17.75    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   07/01/97      A      68.57              <F3>    <F3>    Stock    68.57  $17.50    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   08/01/97      A      68.89              <F3>    <F3>    Stock    68.89  $17.42    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   08/15/97      A      81.76              <F3>    <F3>    Stock    81.76  $18.04    Line      D

Phantom
 Stock                                    12.75                              Common   12.75  $18.04    Next
 Units     1-for-1   08/15/97      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   09/01/97      A      98.52              <F3>    <F3>    Stock    98.52  $18.27    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   10/01/97      A      66.67              <F3>    <F3>    Stock    66.67  $18.00    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   10/15/97      A      83.10              <F3>    <F3>    Stock    83.10  $17.75    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   11/15/97      A      100.44             <F3>    <F3>    Stock    100.44 $17.92    Line      D

Phantom
 Stock                                    16.67                              Common   16.67  $17.92    Next
 Units     1-for-1   11/15/97      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common
 Units     1-for-1   12/15/97      A      100.44             <F3>    <F3>    Stock    100.44 $17.92    1,710.87  D

<F1>
The option granted on May 1, 1997 was for 1,000 common shares at an exercise price of $18.00 per share, but was adjusted to reflect the 5% stock dividend paid May 15, 1997.
<F2>
The option vests in three equal annual installments beginning on May 1, 1998.
<F3>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash upon the reporting person's retirement.
<F4>
Phantom stock units acquired through reinvestment of phantom dividends through the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and pursuant to such plan are treated as though invested in the Company's DRIP.
<F5>
Phantom stock units acquired by phantom 5% stock dividend which mirrors actual stock dividend paid May 15, 1997 to common stockholders of record on May 5, 1997.

Explanation of Responses:
See footnotes above.


                              Donald W. Thomason            January 30, 1998
                              --------------------------    -----------------
                              **Signature of                     Date
                                Reporting Person

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).